

May 22, 2012

<u>Via U.S Mail</u>
Jianguo (Jason) Xu
Chief Executive Officer
Nevada Gold Holdings, Inc.
800 E. Colorado Blvd., Suite 888
Pasadena, CA 91101

> **Re: Nevada Gold Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 000-52636**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, Page 28

Management's Annual Report on Internal Control over Financial Reporting, page 28

1. We note you have not complied with the staff's previous comment letter dated May 7, 2009 and we reissue updated comment. We note that you have identified a material weakness in your internal control over financial reporting. Please confirm to us that you concluded your internal control over financial reporting was not effective as of December 31, 2011, and provide a statement in future filings as to whether or not internal control over financial reporting is effective. Please comply with this comment and provide us with a sample of your proposed revised disclosure. Refer to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding these comments and related matters. Please contact me, at (202) 551-3871 with other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining

cc: Via E-Mail
        Barrett S. DiPaolo, Esq.
        Gottbetter & Partners, LLP